

Mail Stop 3030

April 26, 2016

Via E-mail
Michael M. Ludwig
Chief Financial Officer
FormFactor, Inc.
7005 Southfront Road
Livermore, CA 94551

> **Re:** **FormFactor, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 1, 2016**
> **File No. 333-210549**

Dear Mr. Ludwig:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

What Cascade Microtech's Shareholders Will Receive in the Merger, page 10

1. We note the disclosure regarding the implied value and implied merger consideration and that the exchange ratio, including adjustments to that ratio, are not designed to preserve the value of merger consideration. Please revise here, the cover page, and pages 1 and 46 to disclose the aggregate value of the merger consideration to be received, as of the most recent practicable date.

Exchange Ratio Adjustment, page 11

2. We note the references to possible adjustments to the exchange ratio and changes to the amount of stock and cash to be received. Please revise to clarify how those changes may

alter the amount of each type of consideration to be received on a per-share basis under a reasonable range of scenarios.

Background of the Merger, page 60

3.   Please revise the carryover paragraph at the bottom of page 66 to clarify the "magnitude and implications" of the pricing change referenced in your disclosure. Include in your revisions a summary of the material discussions between Cascade Microtech's board, management and advisors, including those relating to the differences in expected value as a result of the price change, and reasons for accepting a fixed price rather than a 30-day volume-weighted price, and the material risks and benefits considered for each mechanism. Please also clarify the impact of the decline in FormFactor's stock price that was discussed on January 22, 2016 and how such decline impacted the transaction pricing and value of the merger consideration.

4.   As a related matter, we note the reference here to a preliminary analysis by Stifel, and similar references throughout this section. Please revise to provide the disclosures required by Item 4(b) to Form S-4 and file the reports, opinions or appraisals as exhibits, as required by Item 21(c) to Form S-4. Please also provide us with copies of any board books prepared by the financial advisors and related to the transaction.

5.   We note the disclosure regarding negotiations concerning the total dollar value of the consideration to be received and $8.80 price per FormFactor common share used in calculating the exchange ratio. Please revise to clarify how the parties determined the relative proportions of cash and stock to be received in the offer, including the .6534 ratio for the stock component.

6.   Please clarify the issues in (1) in the last paragraph on page 64 and how those issues were resolved.

Signatures, page II-5

7.   The first paragraph of text on this page is inconsistent with the signatures requirements of Form S-4. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Heather Percival at (202) 551-3498 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Sarah K. Solum
        Davis Polk & Wardwell LLP